FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Glossary of terms

Alt-A (Alternative A-paper) are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears are the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) are securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset Protection Scheme credit default swap - in 2009, the Group became party to the asset protection scheme under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from Her Majesty's Treasury acting on behalf of the UK Government.  The contract is accounted for as a derivative financial instrument.  It is recognised at fair value and included in Derivatives on the balance sheet.  Changes in its fair value are recognised in profit or loss within Income from trading activities.

Assets under management are assets managed by the Group on behalf of clients.

Certificate of deposit (CD)- CDs are bearer negotiable instruments acknowledging the receipt of a fixed term deposit at a specified interest rate.

Collateralised bond obligations (CBOs) are asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) are asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised loan obligations (CLOs) are asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Glossary of terms (continued)

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) are asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) comprises unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from 2 to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. Commercial paper is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Covered mortgage bonds are debt securities backed by a portfolio of mortgages that is segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds

Credit default swap (CDS) is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) is a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Glossary of terms (continued)

Credit derivatives are contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk spread - is the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of an individual debt instrument.

Credit valuation adjustments - are adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short-term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities are transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue comprise unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences - temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods - and the carry-forward of tax losses and unused tax credits.

Glossary of terms (continued)

Deferred tax liability - income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation - the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan - pension or other post-retirement benefit plan other than a defined contribution plan.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks - comprise money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative - a contract or agreement whose value changes with movements in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation - is a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

Glossary of terms (continued)

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - is the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Freddie Mac (Federal Home Loan Mortgage Corporation) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Government Sponsored Enterprises (GSEs) - are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan - is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Glossary of terms (continued)

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) - is the independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRS) and for approving Interpretations of IFRS as developed by the International Financial Reporting Interpretations Committee (IFRIC).

Interest spread - is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Loan impairment provisions - are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Master netting agreement - is an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - are debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers - are entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Glossary of terms (continued)

Mortgage-backed securities (MBS) - are asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Net interest income - is the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - is net interest income as a percentage of average interest-earning assets.

Net principal exposure - is the carrying value of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans - are loans other than impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer, are treated as new loans.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Glossary of terms (continued)

Residential mortgage backed securities (RMBS) - are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Retail loans - are loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - comprise impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - is a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Special purpose entity (SPE) - is an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured credit portfolio (SCP) - the SCP is a portfolio of certain of the Group's illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Structured notes - are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Glossary of terms (continued)

Subordinated liabilities - are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tangible Net Asset Value (TNAV) - Owners' equity attributable to ordinary and B shareholders less intangible assets, divided by number of ordinary and B shares in issue.

Tier 1 capital - core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio - Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

VaR - is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary